                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     -------------------------------------

                                  SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
          OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                          NATIONAL HOME CENTERS, INC.
                      (Name of Subject Company (Issuer))

                                DWAIN A. NEWMAN
                            THE NEWMAN FAMILY, LLC
                      (Names of Filing Persons (Offeror))

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   636376105
                     (CUSIP Number of Class of Securities)

                     -------------------------------------

                                DWAIN A. NEWMAN
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          NATIONAL HOME CENTERS, INC.
                               HIGHWAY 265 NORTH
                             SPRINGDALE, ARKANSAS
                           TELEPHONE: (501) 756-1700
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                  COPIES TO:

                            C. DOUGLAS BUFORD, JR.
                                 M. SEAN HATCH
                        WRIGHT, LINDSEY & JENNINGS LLP
                      200 WEST CAPITOL AVENUE, SUITE 2200
                             LITTLE ROCK, ARKANSAS
                           TELEPHONE: (501) 371-0808

                     -------------------------------------

                          CALCULATION OF FILING FEE:

 ------------------------------------------------------------------------------
| Transaction Valuation*              | Amount of Filing Fee                   |
|-------------------------------------|----------------------------------------|
| $3,649,856                          | $729.97**                              |
 ------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 2,607,040 shares of common stock, par value $.01 per share (the "Shares"), of National Home Centers, Inc., an Arkansas corporation (the "Company") at a price per share of $1.40 in cash.

**Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                         N/A

Form or Registration No.:                       N/A

Filing Party:                                   N/A

Date Filed:                                     N/A


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                   =========================================

     This Amendment No. 2 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO relates to the offer by Dwain A. Newman and The Newman Family, LLC (collectively, the "Purchaser"), to purchase any and all outstanding shares of Common Stock, par value $.01 per Share, (the "Shares") of National Home Centers, Inc., an Arkansas corporation ("NHC"), which are not currently owned by the Purchaser for a price of $1.40 per Share net to the seller in cash, upon and subject to the conditions in the Offer to Purchase, dated November 9, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, (which together with any amendments or supplements thereto, collectively constitute the "Offer").

     The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is incorporated in this Amendment No. 2 by reference, in response to all items in the Schedule TO including, without limitation all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except that such information is hereby amended and supplemented to the extend specifically provided herein.

     Dwain A. Newman is an additional filing person on this Amendment No. 2. After due inquiry and to the best of his knowledge and belief, Mr. Newman certifies that the information set forth in the original Tender Offer Statement on Schedule TO is true, complete, and correct.

Items 1, 4, and 11 are hereby supplemented and amended to include the following information:

         On December 17, 2001, Dwain A Newman and The Newman Family, LLC issued a press release announcing, among other things, the extension of the Offer to 5:00 p.m., Central Standard time, on Wednesday, December 26, 2001. The Offer had previously been scheduled to expire at 5:00 p.m., Central Standard time, on December 24, 2001. A copy of the press release with respect to the foregoing is attached hereto as Exhibit (a)(1)(M) and is incorporated herein by reference.

         All references in the Offer to Purchase to "December 24, 2001" are hereby amended and restated to refer to "December 26, 2001."

Items 1-11, and 13 are hereby supplemented and amended as follows:

     The information contained in the Offer to Purchase is hereby amended and supplemented as follows:

     1. The Section entitled "Introduction" is amended to add the following as the first full paragraph on page 6: "Neither the LLC nor Mr. Newman have made any provisions in connection with the Offer to provide minority stockholders with access to the corporate records or files of the LLC or any personal files of Mr. Newman. Neither Mr. Newman nor the LLC have made any provisions in connection with the Offer to provide minority stockholders with counsel or appraisal services at the Purchaser's expense. Except as otherwise set forth in this Offer to Purchase, NHC has made no provisions in connection with the Offer to provide minority stockholders with access to its corporate records or files or to provide minority stockholders with counsel or appraisal services at NHC's expense."

     2. The section entitled "Special Factors - 1. Background of the Offer" is hereby amended and supplemented as follows:

         The fifth paragraph on page 7 is amended to insert the following after the first sentence: "After the initial public offering, the common stock traded at a high of $14.25 during December, 1993. During 1998 and 1999, the trading price reached as low as $0.875, and was trading at $1.15 on the day before public announcement of the Offer. The average trading volume during the first six months of 2001 was approximately 3,000 shares per month."

         The sixth full paragraph on page 7 is amended to insert the following sentence at the end thereof: "Mr. Newman evaluated various factors, including the historical financial results of NHC, the low trading price of the Shares, the minority status of NHC's other stockholders, and the low trading volume or illiquid market for the Shares, and determined that he would offer to purchase the Shares at a price of $1.10 to $1.20 per share.

         The following sentence is inserted at the end of the sixth full paragraph on page 7: "Neither Mr. Newman nor the LLC hired a financial advisor in connection with the transaction."

         The first full paragraph on page 8 is amended to insert the following after the second sentence thereof: "The presentation of investment banking firms on July 21, 2001 was solely a presentation of their respective qualifications and fees applicable to their representations. The details of this meeting are not material because Duff & Phelps was the only firm engaged by the Special Committee and the only firm to actually analyze the Offer."

         The fourth full paragraph on page 8 is amended to include the following sentences at the end of the paragraph: "The discussions were of a general, fact-finding nature by Duff & Phelps and provided the Special Committee with an update on the status of Duff & Phelps' due diligence review. No conclusions or results were determined at the meeting. The discussion included a general consideration of competitive conditions in the building materials distribution industry and certain factors unique to NHC, such as whether to assign value to its non-operating loss, the status of pending negotiations for the sale of excess real property and whether NHC would likely receive any benefit from such sale, and the cost of future lease obligations to Mr. and Mrs. Newman. The Special Committee and Duff & Phelps also discussed the significance and reliability of future financial projections of NHC, including the projected results of operations used by Duff & Phelps in its cash flow analysis. Duff & Phelps generally described the types of analyses it would perform, including an analysis of discounted cash flow, comparable company performance, and the premiums paid in going private transactions."

         The fifth full paragraph on page 8 is amended to add the following at the end of the second sentence: "... because the preliminary results of its analyses indicated a range of values mostly above that price."

         The following sentence is inserted as the third sentence to the fifth full paragraph on page 8: "Based on Duff & Phelps' preliminary view that it could not issue a fairness opinion with respect to the purchase price of $1.20 per share, the Special Committee concluded it would not recommend approval of Mr. Newman's offer."

         The first sentence of the sixth full paragraph on page 8 is deleted because the various discussions held were not material in either time or content. The following sentence is inserted at the end of such paragraph:
     "Duff & Phelps generally stated that it had performed a variety of analyses, including discounted cash flow, comparable company performance, and going private premiums analyses. Mr. Newman inquired as to the results of these analyses, and Duff & Phelps stated that the range of values indicated by such analyses was mostly above the original offer price of $1.20 per share and generally above the revised offer price of $1.30 per share."

         The carryover paragraph at the top of page 9 is amended to insert the following sentence immediately before the first full sentence on that page:
     "The final results of Duff & Phelps' analyses were consistent with its preliminary results."

     3. The section titled "Special Factors - 2. Purpose and Reasons for the Offer" is amended as follows:

         The section is amended to include a third bullet point that reads as follows:

          . Result in immediate, enhanced liquidity for the stockholders at a premium over recent trading prices as compared to the low trading volume and relative illiquidity for the Shares in the open market.

          The first sentence of the last paragraph of the section is deleted and replaced with the following: "Mr. Newman and the LLC considered other alternative methods of acquiring all of the Shares, including causing NHC to conduct a reverse stock split or other capital reorganization. Mr. Newman decided that a tender offer followed, if necessary, by a merger would allow minority stockholders to receive consideration for their Shares more quickly and provided greater procedural fairness that other methods."

     4. The section entitled "Special Factors - 3. Recommendation of the Board of Directors and Fairness of the Offer - Considerations of the Special Committee and Board of Directors" is amended as follows:

          The following sentence is inserted before the last sentence of the second bullet point on page 10: "The Board relied upon and adopts the analyses of Duff & Phelps, including its cash flow analysis, its comparable transaction analysis, and its going-private premium analysis."

          The third bullet point on page 10 is amended to delete the first sentence and replace it with the following: "The Board and Special Committee considered the recent market prices of NHC common stock compared to the Offer Price as reflected by the 1-day and 30-day premium analysis performed by Duff & Phelps. In addition, the Board and the Special Committee considered the general decline in historical market prices for NHC's common stock from a high of $14.25 per share in 1993 to a low of $0.875 per share in 1999, as well as their general knowledge of historical trading prices for the Shares, a portion of which are set forth in the Section of this Offer to Purchase titled "The Tender Offer - 6. Price Range of the Shares; Dividends."

          The following is inserted at the end of the first full bullet on page 11: "Neither the Board nor the Special Committee considered the net book value or liquidation value of NHC to be a proper measure of the fair value of the Shares because the minority status of the Shares would limit the ability of the minority stockholders from realizing a per Share price equal to net book value or liquidation value. Mr. Newman's majority control of NHC restricts the ability of the minority stockholders from causing a sale or liquidation of NHC without the approval of Mr. Newman. As of July 31, 2001, the net book value per Share was $1.66. The Special Committee and the Board did not obtain a liquidation valuation of NHC."

          The last sentence of the carryover paragraph on the top of page 12 is deleted and replaced with the following:

          Despite the fact that the Offer does not require the approval of a majority of NHC's minority stockholders, NHC's Board and Special Committee believe the Offer and second-step Merger are procedurally fair because, among other things, (i) the Special Committee (which consisted of NHC's two independent directors) was appointed to represent the interests of the minority stockholders, and a special committee is a mechanism well recognized under established corporate law to ensure fairness in this type of transaction, (ii) the Special Committee retained and was advised by its own independent legal counsel and financial advisor; (iii) the receipt by the Special Committee of an opinion from Duff & Phelps, its financial advisor, as to the fairness of the Offer, from a financial point of view, to the minority stockholders; (iv) minority stockholders can choose not to tender their Shares in the Offer; and (v) minority stockholders not approving of the transaction will have the ability to receive "fair value" for their Shares through an appraisal procedure in the second-step Merger.

          The first full paragraph at the top of page 12 is amended to insert the following sentence at the end of the paragraph: "Accordingly, the Board of Directors and Special Committee believe that the Offer, including the second-step Merger, is procedurally and substantively fair to the minority stockholders of NHC."

          The section is amended to insert the following paragraphs after the first full paragraph on page 12:

               As part of their considerations, the Special Committee and the Board also considered the alternative of NHC remaining a public company. The Special Committee and the Board considered NHC's limitations as a public company as discussed above, including the historical market price for NHC's common stock, the minority status of the public stockholders, and illiquidity of NHC's common stock. The Special Committee and the Board did not believe there would be any improvement in the near future in any factors that may overcome these limitations. In making such determination, the Special Committee and the Board noted that NHC had shown increasing profitability over the past several fiscal quarters while the market price and trading volume of the Shares had not materially improved. The Special Committee and the Board also took into consideration Mr. Newman's status as a majority stockholder, whereby Mr. Newman's ownership of approximately 63.5% of the outstanding Shares would allow him to effect a going-private transaction without the participation of the minority stockholders. Based on these considerations, the Special Committee and the Board concluded that obtaining the cash premium in the Offer was preferable to NHC remaining public given the uncertainties of NHC's future prospects and speculative future returns to minority stockholders.

               Except as set forth above, the Special Committee and the Board did not consider any other alternatives to the Offer. NHC considered the fairness of the Offer and the going-private transaction at this time because Mr. Newman offered to purchase all of the Shares at this time. Neither the Special Committee nor the Board considered whether the Offer was fair in relation to the price per share paid by Mr. Newman or the LLC during the past two years because the purchases of NHC common stock by Mr. Newman and his wife during such time were of nominal amounts of shares and made at market prices. The LLC has not purchased any shares of NHC common stock during the past two years to which to compare the Offer Price. The Special Committee and the Board also did not consider whether the Offer was fair in relation to other firm offers to acquire all of the stock or assets of NHC because no other such offers have been made in the past two years.

     5. The section entitled "Special Factors - 4. Opinion of the Special Committee's Financial Advisor" is amended as follows:

          The second full paragraph of the section is amended to insert the following at the end of the paragraph: "Duff & Phelps did not determine the offer price or recommend to the Special Committee or the Purchaser what amount the offer price should be."

          The third full paragraph of the section is amended to insert the following sentence at the end of the paragraph: "STOCKHOLDERS MAY OBTAIN A COPY OF DUFF & PHELPS' FULL REPORT FOR NO CHARGE FROM THE INFORMATION AGENT."

          The end of the second sentence in the first full paragraph on page 13 is amended to replace the words "discussions and contacts with other potential acquirers" with the following: "whether and to what extent NHC had held discussions or made contact with other potential acquirers, of which there were none."

          The reference to "September 19, 2001" in the last paragraph on page 13 is changed to "September 21, 2001."

          The second full paragraph on page 14 is amended to insert the following at the end of the paragraph: " . . . , including a liquidation analysis and a comparable transaction analysis. The liquidation analysis was not deemed material because NHC is a going concern entity, is not being liquidated, and the minority position of stockholders other than Mr. Newman would restrict the ability of minority stockholders from causing a liquidation of NHC. The comparable transactions analysis was also deemed immaterial to this transaction because the Offer involves the sale of a minority interest, not a majority interest of shares, and each of the comparable sale transactions reviewed involved a change of control."

          The following sentence is inserted at the end of the fourth full paragraph on page 15: "The Offer implies a 1-day premium of 22%, which is also within the range of the premiums observed in this analysis (approximately 18% to 26%)."

     6. The section entitled "Special Factors - 5. Position of the Purchaser Regarding Fairness of the Offer" is amended as follows:

          The second sentence of the first full paragraph on page 16 has been amended to include the following at the end of the sentence: ". . . , despite the fact that the Offer does not require the approval of a majority of NHC's minority stockholders."

          The fifth bullet on page 16 is amended to insert the following at the end of the bullet point: "After several years of operating losses, NHC has reported positive net profits in eight out of the past ten fiscal quarters. Despite the return to profitability and projected profits for the future quarters, the market price of NHC's common stock has not improved. In addition the tragic events of September 11 and general economic conditions could cause home construction and improvement projects to decline, which would have an adverse effect on NHC's profitability."

          The following bullet points are inserted as the sixth and seventh bullets on page 16:

     . The general decline in historical market prices for NHC's common stock from a high of $14.25 per share in 1993 to as low as $0.875 per share in 1999.

     . The ability of minority stockholders to choose to reject the Offer Price and not tender their Shares.

          The last paragraph on page 16 is amended to insert the following at the end of the paragraph: "The Purchaser does not believe book value or liquidation value are appropriate measures for valuing the Shares because Mr. Newman intends to continue to operate NHC as a going concern and the other factors described above are more useful in determining whether the Offer Price is fair to the minority stockholders. In addition, the Purchaser considered the minority position of stockholders other than Mr. Newman and that such minority position would restrict the minority stockholders from causing a liquidation of NHC or from realizing a net book value price for their Shares. Based in part upon his knowledge of NHC's operations, the current and historical market prices of NHC's common stock, and the minority status of selling stockholders, Mr. Newman initially determined that a fair going concern value for the Shares was in a range of $1.10 to $1.20 per Share."

          The following paragraph is inserted as the last paragraph of the section:

               The Purchaser did not consider any negative consequences to the minority stockholders that would result from the transactions contemplated by the Offer. In addition, the Purchaser did not consider whether the Offer was fair in relation to the price per share paid by Mr. Newman or the LLC during the past two years because the purchases of NHC common stock by Mr. Newman and his wife during such time were of nominal amounts of shares and made at market prices. The LLC has not purchased any shares of NHC common stock during the past two years to which to compare the Offer Price. The Purchaser also did not consider whether the Offer was fair in relation to other firm offers to acquire all of the stock or assets of NHC because no other such offers have been made in the past two years.

     7. The section entitled "Special Factors - 6. Certain Effects of the Offer; Plans for NHC After the Offer" is amended to insert the following sentence at the end of the second full paragraph on page 17: "Neither the LLC, Mr. Newman, nor NHC will have any direct federal income tax consequences as a result of the Offer or the Merger."

     8. The section titled "Special Factors - 10. Transactions and Arrangements Concerning the Shares" is amended as follows:

          The first full paragraph of the section is amended to insert the following sentence at the end of the paragraph: "The details of the purchases are as follows: On August 6, 2001, Mrs. Newman acquired 119 shares at $1.19 per share; on September 17, 2001, Mrs. Newman acquired 122 shares at $1.16 per share; and on October 4, 2001, Mrs. Newman acquired 123 shares at $1.15 per share."

          The second full paragraph in the section is amended to insert the following at the end of the paragraph: " . . . at prices ranging from $1.5626 to $1.6875 per share, with an average price of $1.65 per share. NHC has not purchased any of its shares of common stock during its past two fiscal years or during its current fiscal year through the date of this Offer to Purchase."

          The last paragraph of the section is amended to insert the words "all of the" after the word "sell" in the last line of the paragraph, and to add the following sentence at the end of the paragraph: "If all of the directors and executive officers of NHC tender their Shares in the Offer, the Purchaser will receive 175,147 Shares."

     9. The section entitled "The Tender Offer - 2. Acceptance for Payment and Payment" is amended as follows:

          The last sentence of the first full paragraph of the section is amended to replace the word "law" with the words "governmental regulatory approvals."

          The second full paragraph on page 22 is amended to replace the words "as promptly as practicable" with the word "promptly."

     10. The second sentence of the first paragraph in the section titled "The Tender Offer - 5. Certain Federal Income Tax Consequences" is amended to delete the words "is for general information only and."

     11. The section entitled "The Tender Offer - 8. Certain Information Concerning NHC" is amended to insert the following table before the last paragraph of the section:

     The following table sets forth, as of October 31, 2001, the beneficial ownership of NHC's outstanding common stock by each of NHC's directors, certain executive officers, all directors and officers of NHC as a group, and each person other than a director known by NHC to be the beneficial owner of more than 5% of its outstanding common stock.

                                                                Common Stock(1)
                                                       ----------------------------------
                                                        Number of        Percent of Class
                                                       Shares Owned           Owned
Directors and Officers                                 Beneficially        Beneficially
----------------------                                 ------------      ----------------
Dwain A. Newman                                          4,535,211 (2)         63.5%
Danny R. Funderburg                                        113,797              1.6%
Roger A. Holman                                             29,547                 *
Brent A. Hanby                                              21,055                 *
David W. Truetzel                                              500                 *
Richard D. Denison (3)                                       5,000                 *

All directors and officers as a group (9 Persons)        4,710,358               66%

*    Less than 1 percent

(1)  Based on 7,142,251 shares of Common Stock outstanding as of October 31,
     2001.

(2) Dwain A. Newman holds 4,466,264 shares of Common Stock in his own name. Mr. Newman's wife holds 17,956 shares of Common Stock in her own name and Mr. and Mrs. Newman own 4,100 shares jointly. Mr. Newman holds 36,891 under the Dwain A. Newman IRA Rollover Account. Mr. Newman also holds in his name 5,000 shares each for Jay Jackson Newman and Shelby Lee Newman, as custodian under the Arkansas Uniform Transfer To Minors Act. Because of Mrs. Newman's stock ownership and the custodian relationship, Mr. Newman is considered beneficially to own 4,535,211 shares of Common Stock. Mr. Newman has disclaimed beneficial ownership of the shares held in Mrs. Newman's name and the shares held as custodian. The address of Mr. Newman is P.O. Box 789, Highway 265 North, Springdale, Arkansas 72765.

(3) Shares held beneficially in the Richard D. Denison IRA, of which Mr. Denison is sole beneficiary and trustee.


     12. The section entitled "The Tender Offer - 9. Financial Projections of NHC" is amended by replacing the words "assumes any responsibility for the validity, reasonableness, or completeness" in the next to the last sentence of the first full paragraph on page 34 with the words "makes any representation that the projections reflect or will reflect actual results of future operations."

     13. The section titled "The Tender Offer - 12. Conditions of the Offer" is amended to insert the following sentence at the end of the last full paragraph in the section: "Notwithstanding the above and with the exception of any condition contingent upon the receipt of governmental approvals, all conditions will be satisfied or waived on or prior to the Expiration Date."

     14. The section entitled "The Tender Offer - 14. Certain Fees and Expenses" is amended to insert the following after the first full paragraph on page 38:

          Including the fees described above, the Purchaser has paid or will be responsible for paying certain out-of-pocket expenses and the following expenses incurred or estimated to be incurred in connection with the offer.

          Legal                         $75,000
          Filing (SEC)                  $   730
          Depositary                    $ 5,000
          Information Agent             $ 1,500
          Printing and Mailing          $ 7,500
          Miscellaneous                 $ 1,500
                                        -------
          Total                         $90,330
                                        =======

          NHC has paid or will be responsible for paying the following expenses incurred or estimated to be incurred in connection with the offer.

          Financial Advisor             $ 90,000
          Special Committee             $ 50,000
          Legal                         $ 35,000
          Miscellaneous                 $  1,500
                                        --------
          Total                         $176,500
                                        ========

Item 12 is hereby supplemented and amended to include the following additional exhibits:

Exhibit No.    Exhibit Name
-----------    ------------

(a)(1)(M) Press Release of Dwain A. Newman and The Newman Family, LLC dated December 17, 2001.

(b)(2) Loan Agreement by and between Arvest Bank, Fayetteville, as lender, and The Newman Family, LLC, as borrower.

(c)(2)         Report of Duff & Phelps, LLC to the Special Committee.

     Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 17, 2001               /s/ Dwain A. Newman
                                        ----------------------------------------
                                        Dwain A. Newman


                                        THE NEWMAN FAMILY, LLC



Dated:  December 17, 2001               By:  /s/ Dwain A. Newman
                                             -----------------------------------
                                             Dwain A. Newman, Managing Member

                                 EXHIBIT INDEX


Exhibit No.    Exhibit Name
-----------    ------------

(a)(1)(M) Press Release of Dwain A. Newman and The Newman Family, LLC dated December 17, 2001.

(b)(2) Loan Agreement by and between Arvest Bank, Fayetteville, as lender, and The Newman Family, LLC, as borrower.

(c)(2)         Report of Duff & Phelps, LLC to the Special Committee.